                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)

                                  BET HOLDINGS, INC.
- -------------------------------------------------------------------------------
                                (Name of issuer)

                Class A Common Stock, Par Value $.02 per share
- -------------------------------------------------------------------------------
                         (Title of class of securities)


                                  086585-10-6
- -------------------------------------------------------------------------------
                                (CUSIP number)

                               Robert L. Johnson
               Chairman of the Board and Chief Executive Officer
       One BET Plaza, 1900 W Place, N.E., Washington, D.C. 20018-1211
- -------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                 August 26, 1996
- -------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].

          Check the following box if a fee is being paid with the statement [_].


                             (Page 1 of     Pages)
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- -------------------------                             --------------------------
  CUSIP No. 086585-10-6                                 Page ____ of ____Pages
- -------------------------                             --------------------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Robert L. Johnson
- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                       (b) [_]
- --------------------------------------------------------------------------------
   3   SEC USE ONLY

- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                   [_]
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
- --------------------------------------------------------------------------------
     NUMBER OF     7   SOLE VOTING POWER
                       7,066,110
      SHARES     ---------------------------------------------------------------
                   8   SHARED VOTING POWER
   BENEFICIALLY        79,600/*/
                 ---------------------------------------------------------------
   OWNED BY EACH   9   SOLE DISPOSITIVE POWER
                       7,066,110
     REPORTING   ---------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
    PERSON WITH        79,600/*/
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,145,710/*/
- --------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
       SHARES                                                              [_]
- --------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47%
- --------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
           IN
- --------------------------------------------------------------------------------

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*    Includes 79,600 shares beneficially owned by Mr. Johnson's spouse, as to which shares Mr. Johnson disclaims beneficial ownership.




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

          This statement amends and supplements the Statement on Schedule 13D, as heretofore filed by Robert L. Johnson with respect to his ownership of Class A Common Stock, par value $.02 per share (the "Class A Stock"), of BET Holdings, Inc. (the "Company").

Item 1.   Security and Issuer.

          The principal executive offices of the Company are located at One BET Plaza, 1900 W Place, N.E., Washington, D.C. 20018-1211. The class of securities to which this statement relates is the Class A Stock of the Company.

Item 2.   Identity and background

          Mr. Johnson's business address is One BET Plaza, 1900 W Place, N.E., Washington, DC 20018-1211 and his principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Company.

          During the last five years, Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Johnson is a United States citizen.

Item 4.   Purpose of Transaction

          The shares of Class A Stock held by Mr. Johnson are held for investment. Mr. Johnson may acquire, subject to any required regulatory approvals, additional shares of the Company, or may dispose of such shares, in the open-market, in privately negotiated transactions or otherwise depending upon the price and availability of shares, general economic and stock market conditions and other factors. In addition, Mr. Johnson may acquire additional shares of Class A Stock through the exercise of his stock options.

          Other than as set forth in this Schedule 13D, and excepting that Mr. Johnson, as Chairman of the Board and Chief Executive Officer of the Company, may from time to time explore or be presented with corporate actions or transactions relating to the items set forth below, Mr.

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Johnson has no present plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) An extraordinary corporate tranasction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacanies on the board;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) As of August 26, 1996, Mr. Johnson beneficially owned 7,145,710 shares of Class A Stock, representing 47% of the outstanding Class A Stock, as set forth below:

          (i) Sole Voting and Dispositive Power.
              ----------------------------------

Form of Holding                    No. of Shares
- ---------------                    -------------

Class A Stock                       2,165,310
Class C Stock                       4,820,000
(Class C Stock is entitled to
  10 votes per share and is
  convertible to Class A Stock
  at any time on a share-for-share
  basis)
Stock Option Agreements to             80,800
Purchase Class A Stock

          (ii) Shared Voting and Dispositive Power.
               ------------------------------------

Form of Holding                    No. of Shares
- ---------------                    -------------

Class A Stock                             100
(Held by Spouse)

Stock Option Agreements to             79,500
Purchase Class A Stock
(Held by Spouse)

          (b) Mr. Johnson has the sole power to vote and to dispose of all the shares identified in ITEM 5(a)(i) above (subject, in the case of options, to the exercise of such options and the issuance of the shares). Mr. Johnson has shared power to vote and to dispose of all of the shares identified in ITEM 5(a)(ii) above with his spouse, Sheila Crump Johnson. Mr. Johnson disclaims beneficial ownership of the shares of Class A Stock identified in ITEM 5(a)(ii) above.

          (c) Within the last sixty days, Mr. Johnson engaged in the following open market sales transactions:



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


                 =============================================
                      Date       No. of             Price
                      ----       ------             -----
                                 Shares Sold
                                 -----------
                 ---------------------------------------------
                     6/14/96      1,465        $27.50
                 ---------------------------------------------
                     6/17/96        500        $27.00
                 ---------------------------------------------
                     6/18/96      3,900        $27.375
                 ---------------------------------------------
                     6/18/96      4,700        $27.25
                 ---------------------------------------------
                     6/18/96     10,200        $27.125
                 ---------------------------------------------
                     6/18/96      2,000        $27.00
                 ---------------------------------------------
                     6/24/96        500        $27.00
                 ---------------------------------------------
                     6/25/96      1,000        $28.00
                 ---------------------------------------------
                     6/27/96      1,000        $26.625
                 ---------------------------------------------
                     6/27/96      2,000        $26.875
                 ---------------------------------------------
                     6/28/96        500        $26.50
                 ---------------------------------------------
                     6/28/96      4,500        $26.125
                 ---------------------------------------------
                     7/22/96        100        $26.125
                 ---------------------------------------------
                     7/22/96        200        $26.875
                 ---------------------------------------------
                     7/22/96        500        $26.875
                 ---------------------------------------------
                     7/22/96      1,000        $26.00
                 ---------------------------------------------
                     7/23/96        500        $25.375
                 ---------------------------------------------
                     7/23/96        200        $25.750
                 ---------------------------------------------
                     7/23/96        300        $25.50
                 ---------------------------------------------
                     7/23/96      9,000        $25.00
                 ---------------------------------------------
                     7/24/96        800        $24.625
                 ---------------------------------------------
                     7/25/96        800        $24.750
                 ---------------------------------------------
                     7/25/96        700        $24.875
                 ---------------------------------------------
                     7/25/96        500        $24.625
                 ---------------------------------------------
                     7/25/96      1,000        $25.25
                 ---------------------------------------------
                     7/29/96        300        $25.00
                 ---------------------------------------------
                     7/30/96        200        $24.875
                 ---------------------------------------------

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             ---------------------------------------------
                  7/30/96        100        $25.00
             ---------------------------------------------
                  7/30/96        500        $24.875
             ---------------------------------------------
                  7/31/96        200        $24.625
             ---------------------------------------------
                  7/31/96        400        $24.25
             ---------------------------------------------
                  7/31/96      1,000        $24.50
             ---------------------------------------------
                  8/1/96      10,000        $23.925
             ---------------------------------------------
                  8/1/96      10,000        $23.50
             ---------------------------------------------
                  8/1/96         400        $24.625
             ---------------------------------------------
                  8/7/96      10,000        $23.60
             ---------------------------------------------
                  8/8/96      19,800        $24.00
             =============================================

          On August 26, 1996, Mr. Johnson transferred 842,105 shares of Class A Stock to FW Strategic Partners, L.P. (the "Partnership") in exchange for limited partnership interests in the Partnership pursuant to a Subscription Agreement dated as of August 2, 1996 (the "Subscription Agreement").

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On November 6, 1991, Mr. Johnson, TW/BET Holding Co. and LMC BET, Inc. (collectively, the "Parties") entered an Agreement Among Stockholders pursuant to which the Parties agreed that each Party (i) has the right to designate one nominee to the Board of Directors of the Company as long as such Party holds at least 1,500,000 shares of either the Company's Class B Common Stock or Class C Common Stock and (ii) will vote in favor of each other such Party's designee. On December 13, 1995, Time Warner Entertainment Company, L.P. ("Time Warner"), the successor in interest to TW/BET Holding Co., sold 1,518,300 shares of Class B Common Stock and 1,518,300 shares of Class A Stock to the Company, representing a complete divestiture of all stock held by Time Warner. As a result, Time Warner no longer has any rights or obligations under the Agreement Among Stockholders, although Mr. Johnson is still bound by its terms.

          Pursuant to the terms of the Subscription Agreement (a copy of which is attached hereto), on August 26, 1996, Mr. Johnson transferred 842,105 shares of Class A Stock to the Partnership in exchange for Partnership interests.

Item 7.   Materials to be Filed as Exhibits.

          (a) FW Strategic Partners, L.P. Subscription Agreement dated as of August 2, 1996.

          (b) Agreement Among Stockholders by and among Robert L. Johnson, TW/BET Holding Co. and LMC BET, Inc. dated as of November 6, 1991.


                                       9
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 29, 1996

                          /s/ Robert L. Johnson
                         ---------------------------------
                         Name:    Robert L. Johnson


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